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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel 212 701 5674 fax richard.truesdell@davispolk.com

April 17, 2018

Re:	Goosehead Insurance, Inc. Amendment No. 1 to Registration Statement on Form S-1 Submitted April 5, 2018 Registration No. 333-224080

CONFIDENTIAL

Ms. Mary Beth Breslin

Mr. Chris Edwards

Division of Corporation Finance

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549-3628

Dear Ms. Breslin and Mr. Edwards:

On behalf of our client, Goosehead Insurance, Inc., a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated April 12, 2018 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions. We are also sending, under separate cover, a copy of the revised Registration Statement and three marked copies of the Registration Statement showing the changes to the Registration Statement filed with the Commission on April 5, 2018.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Amendment No. 1 to Form S-1 filed April 5, 2018

Ms. Mary Beth Breslin Mr. Chris Edwards Division of Corporation Finance Office of Healthcare and Insurance U.S. Securities and Exchange Commission	April 17, 2018

Executive Compensation

Equity Compensation Plans

Goosehead Insurance, Inc. Omnibus Incentive Plan, page 111

1.	Please revise to disclose the vesting terms of the options you intend to grant upon the pricing of the offering.

Response:	In response to the Staff’s comment, the Company has revised the disclosure on pages 17 and 111 of the Registration Statement.

Should any questions arise, please do not hesitate to contact me at (212) 450-4674 (tel), (212) 701-5674 (fax) or richard.truesdell@davispolk.com. Thank you for your time and attention.

Very truly yours,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr.

cc:

Mark E. Jones, Chairman and Chief Executive Officer of the Company

Mark Colby, Chief Financial Officer of the Company

P. Ryan Langston, Vice President and General Counsel of the Company

Joshua Ford Bonnie, Simpson Thacher & Bartlett LLP

William R. Golden III, Simpson Thacher & Bartlett LLP

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